11016312

DOCUMENT

77a 3/2/11

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8- 02259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M. GRIFFITH INVESTMENT SERVICES, INC.**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FRENCH ROAD, BUILDING #2
(No. and Street)

NEW HARTFORD	**NEW YORK**	**13413-0895**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID T. GRIFFITH, PRESIDENT **(315) 797-0130**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/4

OATH OR AFFIRMATION

I, **DAVID T. GRIFFITH**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **M. GRIFFITH INVESTMENT SERVICES, INC.**, as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

David T. Griffith
Signature

President
Title

Alison Sutcliffe
Notary Public

ALISON SUTCLIFFE
Notary Public - State of New York
NO. 01SU6216662
Qualified in Oneida County
My Commission Expires 1/25/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital Under Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
M. Griffith Investment Services, Inc.
New Hartford, New York

We have audited the accompanying statement of financial condition of M. Griffith Investment Services, Inc. (the Company) as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Griffith Investment Services, Inc. as of December 31, 2010 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 25, 2011

M. GRIFFITH INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 66,831
Receivables from broker, dealers and clearing organizations	267,553
Investments - at fair value	1,048,890
Property and equipment - net	33,359
Other assets	32,406
Goodwill	1,050,000
Total assets	$ 2,499,039

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 277,497
Total liabilities	277,497
Stockholder's equity	
(Retained earnings, since March 17, 2005)	2,221,542
Total liabilities and stockholder's equity	$ 2,499,039

A copy of our most recent annual report, Form X-17a-5, is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

M. Griffith Investment Services, Inc. (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York corporation and is a wholly owned subsidiary of MGL Associates, Inc. (Parent).

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds, insurance, investment advisory services and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all bank money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Advertising Expense

The Company expenses advertising costs as incurred. The advertising expense was $18,448 for the current year.

Note 2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	3 - 7 years
Leasehold improvements	10 - 15 years

Goodwill and Retained Earnings

The Company follows generally accepted accounting principles, which require that goodwill and intangible assets with indefinite useful lives be tested for impairment at least annually. The goodwill is a result of the deemed stock purchase. The Company has completed their testing and has concluded there is no impairment adjustment required in the current year. Retained Earnings were restated to zero in a "Quasi Reorganization" at the inception of the deemed stock purchase and change of ownership on March 17, 2005.

Note 2. Summary of Significant Accounting Policies (continued)

Commission Income

Trading, insurance and mutual fund commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received monthly and are earned on a pro rata basis over the term of the contract.

Income Taxes

The Company files consolidated corporate returns with it's Parent. Taxes are calculated as if the companies file on a separate return basis. As of January 1, 2009, the Company adopted "Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Non-Public Entities", which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's federal return are the 2007 through 2010 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" corporation under the Internal Revenue Code and the New York State Corporation Tax Law and files a consolidated return with it's Parent. Under these elections, the income, generally, is taxed directly to the shareholder. New York State has enacted a minimum tax on corporations, which resulted in a corporate level tax of $1,000 for the year ended December 31, 2010, as is reflected in these financial statements.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Events Occurring After Reporting Date

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2010 through January 25, 2011, which is the date the financial statements were available to be issued. During this period, there have been no material events that would require disclosure in the financial statements.

Note 3. Receivables from Broker, Dealers and Clearing Organizations

Receivables consist principally of commissions and amounts due from the firm's clearing broker, insurance companies and various other mutual funds. Accounts are charged to bad debt expense as they are deemed uncollectible upon a periodic review of the accounts. At December 31, 2010, management deemed that no allowance for uncollectible accounts was considered necessary.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3 inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Investments

Cost and fair value of equity securities:	Cost	Level 1 Inputs Fair Value
Mutual Fund	$ 160,098	$ 160,412
Money Market - Mutual Fund	639,259	639,259
Certificate of deposit	249,219	249,219
Total	$ 1,048,576	$ 1,048,890
Unrealized gains - net		$ 314

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

The change in net unrealized holding gains (losses) on available for sale securities was ($1,387) for the year ended December 31, 2010.

Note 5. Property and Equipment - Net

A schedule of property and equipment at December 31, 2010 is as follows:

Office equipment	$ 333,284
Leasehold improvements	48,279
	381,563
Accumulated depreciation	(348,204)
Property and equipment - net	$ 33,359

Depreciation expense was $23,078 for the year ended December 31, 2010.

Note 6. Retirement Plans

The Company maintains a 401(k) pension and profit sharing plan (the Plan) and contributes to the Plan based on employees' contributions from their annual salary. In addition, the Company may also make discretionary contributions to the Plan, based on profitability. Participation in the Plan is contingent upon certain age and service requirements. There were no discretionary contributions made for 2010. Pension expense was $128,609 for the year ended December 31, 2010.

Note 7. Commitments and Contingencies

Operating Leases

The Company has a month to month lease on its office in New Hartford, New York, with David T. Griffith (President).The lease provides for monthly payments of $11,719. The contract requires that the tenant is responsible for general repair and maintenance, utilities and real estate taxes above the base year cost. Total rent expense was $137,344 for the year ended December 31, 2010.

The Company has various operating leases for an automobile and equipment with different terms, lenders and dates of expiration ranging from 2011 through 2014. Total vehicle and equipment lease expense was $20,021 and $5,786 for the year ended December 31, 2010, respectively.

The minimum annual rental commitments over the next five years are as follows:

	Vehicles	Equipment	Total
2011	$ 20,352	$ 5,045	$ 25,397
2012	10,176	2,040	12,216
2013	-	2,040	2,040
2014	-	340	340
Thereafter	-	-	-
Total	$ 30,528	$ 9,465	$ 39,993

Note 8. Related Party Transactions

Leases

The Company leases office space from its President, as is mentioned in Note 7. Rent paid under this agreement amounted to $137,344 for the year ended December 31, 2010.

Note 9. Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 10. Net Capital Requirements

As a registered broker-dealer, M. Griffith Investment Services, Inc. is subject to the requirements of rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2010, M. Griffith Investment Services, Inc.'s aggregate indebtedness and net capital were $277,497 and $1,076,785, respectively, a ratio of .26 to 1, and net capital exceeded the minimum capital requirement of $250,000 by $826,785.

M. GRIFFITH INVESTMENT SERVICES, INC.

NEW HARTFORD, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3), under the Securities Exchange Act of 1934.

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